UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Priv, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    April 15, 2019

Physical Address of Issuer:

8300 Douglas Ave., Suite 800, Dallas, TX 75225, United States

Website of Issuer:

https://www.gopriv.com/

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

Priv CF SPV, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

August 7, 2023

Physical Address of Co-Issuer:

8300 Douglas Ave., Suite 800, Dallas, TX 75225, United States

Website of Co-Issuer:

None

Current Number of Employees:

9

	Most recent fiscal year-end (2023)*	Prior fiscal year-end (2022)*
Total Assets	$415,528	$141,165
Cash & Cash Equivalents	$59,658	$27,674
Accounts Receivable	$30,621	$74,917
Current Liabilities	$911,234	$443,610
Long-Term Liabilities	$333,497	$526,313
Revenues/Sales	$4,668,487	$4,588,334
Cost of Goods Sold	$3,075,244	$3,161,468
Taxes Paid	$0	$0
Net Income/(Loss)	$(266,239)	$53,740

*Reflects the financial results for the Crowdfunding Issuer, Priv, Inc., for the periods noted.

TABLE OF CONTENTS

Priv, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Priv, Inc. ("**Priv,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through Priv CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.gopriv.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Priv, Inc.
_____
(Issuer)

By:/s/ Charles R. Gregg, Jr.
_____
(Signature)

Charles R. Gregg, Jr.
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Charles R. Gregg, Jr.
_____
(Signature)

Charles R. Gregg, Jr.
_____
(Name)

Director
_____
(Title)

April 25, 2024
_____
(Date)

/s/ Joseph Terzi
_____
(Signature)

Joseph Terzi
_____
(Name)

Director
_____
(Title)

April 25, 2024
_____
(Date)

/s/ David Kiger
(Signature)

David R. Kiger
(Name)

Director
(Title)

April 25, 2024
(Date)

/s/ Jody Nicholas
(Signature)

Jody Nicholas
(Name)

Director
(Title)

April 25, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 25, 2024

Priv, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Priv, Inc. is a leading provider of on-demand beauty and wellness services, delivering beauty and wellness professionals straight to your door, for hairstyling, makeup, massage, nail, facial, ear piercing, spray tan and fitness services in over 30 markets in the United States.

The Company was originally incorporated in Delaware as BGPR, Inc. on April 15, 2019 in order to effect a merger between beGlammed LLC, a Nevada limited liability company, and Priv Inc., a Delaware corporation. Each of beGlammed LLC and Priv Inc. contributed their assets to BGPR, Inc. on April 17, 2019 in exchange for a 50% equity interest in BGPR, Inc. and assumption of all liabilities of the entities. Subsequent to the merger, the Company changed its name to Priv, Inc. on June 10, 2019 and the former Priv, Inc. changed its name to Beauty Subsidiary, Inc.

The Company is headquartered at 8300 Douglas Ave., Suite 800, Dallas, TX 75225, United States. The Company is qualified to conduct business in Texas, New York and California. The Company also sells its customized services through the Priv app and the Internet in designated markets throughout the United States.

The Company's website is https://www.gopriv.com.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected by the COVID-19 crisis. Another significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

6

We rely on other contractors and firms to provide services to our customers.

We depend on third party contractors and firms to meet our contractual obligations to our customers and provide our services. Our ability to meet our obligations to our customers may be adversely affected if contractors or firms do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if contractors or firms to whom we delegate certain services do not perform to our, and our customers', expectations. Additionally, our contractors and firms may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or firms for a particular service.

Actions of our independent contractors could expose the Company to litigation risk and the Company's ability to further develop, market, and sell and promote its products could be harmed.

The Company employs independent contractors to perform the contracted services offered through its marketplace. Due to the nature of the services provided, the Company could be exposed to litigation risks related to the actions of an independent contractor. Although the Company conducts screenings and background checks of independent contractors, it may not be protected against such actions, which could result in increased costs and liability to the Company. If an action is successfully taken against the Company, the Company may incur a number of adverse effects, including reputational, financial and business risks which could harm the Company's ability to develop, market, and sell and promote its products.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as intellectual property lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, services, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles and changes in services due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or services or implement new functions or solutions. In addition, bringing new products or services to the market may entail a costly and lengthy process, and require us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services or products and thus may be better equipped than us to develop and commercialize services or products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize services or products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services or products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our services or products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

We operate a business that sells its services directly to consumers via e-commerce. We also intend to sell and promote third party products on our e-commerce site in the future. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from new internet retailers who enter the market. Our failure to positively differentiate our service offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding customers to our marketplace, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer on-demand beauty and wellness services, delivering beauty and wellness professionals straight to a customers door. The number of customers for our marketplace and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active customers of our marketplace and the services offered. If clients do not perceive our marketplace or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. In particular, the Company is subject to oversight by the cosmetology boards of many states. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act. Additionally, changes in laws and regulations, or court rulings, could change classifications of service providers from independent contractors to employees, which would have a material adverse effect on the Company's operating results and create additional administrative burdens.

BUSINESS

Description of the Business

Priv, Inc. is a leading provider of on-demand beauty and wellness services, delivering top-rated professionals straight to your door across 9 services (hair, makeup, nails, massage, facial, ear piercing, men's grooming, spray tan and fitness), in over 30 markets in the Unites States.

Business Plan

The Company is redefining how people access beauty and wellness services, matching our clients with top-rated professionals, and empowering our professionals to prosper both professionally and personally. Our mission is to make beauty and wellness services convenient, personalized, and accessible to everyone, while fostering a sense of community and collaboration within the industry.

With 100,000+ customers, over 2,500+ professionals, and 315,000 services performed to date, the Company is well-positioned to continue to scale the business into additional markets and drive penetration in its current markets, for not only its direct-to-consumer business, but also its B2B and bridal businesses.

The Company plans to expand its business first by scaling in its current markets, especially its secondary markets where there is significant opportunity for penetration. Second, the Company's top services are hair and makeup, so the Company will expand its reach for its other services, including nails, massages, facials, etc. Third, the Company will increase customer engagement with advertising, influencers, and loyalty programs. Fourth, the Company will target the B2B and bridal sectors for continued growth. And fifth, the Company will sell on its e-commerce platform third party beauty and wellness products to its clients through its network of professionals. Any capital we raise in the future will empower us to expand our technology initiatives and product development, increase sales and marketing efforts, and grow our talent acquisition and development as we continue to grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Beauty and Wellness Services to Consumers	Offer a wide variety of beauty and wellness services direct to consumers, including hairstyling, makeup, massage, nails, facials, ear piercing, spray tan, men's grooming and fitness services.	Direct to consumers in over 30 markets in the U.S.
Beauty and Wellness Services to Businesses	Provide beauty and wellness services to businesses for events, office takeovers, employee perks, and product launches.	Business to business

Competition

The markets in which our services are sold are highly competitive. Our services compete against similar on-demand, in home services offered by many large and small companies, including well-known global competitors. Service quality, performance, and value are also important differentiating factors.

The Company's primary competitors in its direct to consumer marketplaces are Soothe, Glamsquad, and, with respect to on-demand massage, Zeel. Further, secondary competitors are brick and mortar salons and spas.

Customer Base

The Company's customer base varies by service. In general, our customer base is primarily female, ages 20 to 45. The Company's business to business customer base includes beauty and wellness brands as well as a variety of other companies from major law firms to social media companies, like Facebook and Snapchat.

Supply Chain

Although the Company is dependent upon certain third party service providers, its contracted beauty and wellness professionals around the United States, the Company has access to alternate service providers in the event any of its current third-party service providers are unable to provide services or any issues arise with its current providers where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5432185	"PRIV"	Standard Character Mark	August 17, 2017	March 27, 2018	USA
5432186	"PRIV"	Standard Character Mark	August 17, 2017	March 27, 2018	USA

All other intellectual property of the Company is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. For example, the Company is subject to oversight by the cosmetology boards of many states. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Charles "Rebby" Gregg, Jr.	CEO and Director	Director of Priv, Inc., 2019 – Present; CEO of Priv, Inc., 2022 – Present; Actively involved in operations of Priv, Inc. (no title), 2019 – 2022 Responsible for strategy, operations and marketing oversight, and other general CEO responsibilities. CEO, Managing Member and Founding Investor, beGlammed, LLC, predecessor to Priv, Inc., 2014 – 2019 Responsible for strategy, operations and marketing oversight, and other general CEO responsibilities.	The University of Texas School of Law, J.D., 1992 Princeton University, A.B., History, 1988
Joseph Terzi	Co-Founder and Director	Co-Founder and Director of Priv, Inc. 2019 – Present; Co-CEO of Priv, Inc., 2019 – 2023 Responsible for Technology development and strategy. Founder and CEO of Beauty Subsidiary, Inc., predecessor to Priv, Inc., 2014- 2019 Founder, Genus Web, 2010 – 2013 Founded a full stack software development studio, responsible for securing all client projects, helping flush out the concepts and contributing significantly to coding.	Columbia University, B.A., Philosophy, 2004
David R. Kiger	Director	Director of Priv, Inc., 2019 – Present Responsible for Board oversight. Advisor to beGlammed, LLC 2014 – 2019. Provided advisory services on strategic and corporate matters.	The University of Alabama, B.A., Political Science, 1985

Jody Nicholas	Director	Director of Priv, Inc., 2023 – Present	Alliant International University, MBA, Marketing, 2004
		Responsible for Board oversight.	
		President and Co-Founder, Clinical Health Technologies, 2013 – Present	United States International University, B.S., Hotel & Restaurant Management, 2001
		Co-Founded a provider of skincare brands, full-service product development, and bespoke formulas and oversaw various aspects of the company.	
		EVP, Aftercare Division of Studex, 2013 – Present	
		As part of the senior leadership team, responsible for the aftercare division, strategic partnerships, and major accounts for a global industry leader in ear piercing.	
Mallory DeMario	V.P. of Operations and Client Services	V.P. of Operations and Client Services of Priv, Inc., 2023 – Present; Director of Operations and Client Services of Priv, Inc., 2022 – 2023	Johnson and Wales University, B.S., Hospitality Management, 2009
		Responsible for strategizing overall operational process flows and policies, client experience management, talent and development oversight, and other general operational responsibilities.	
		Corporate Operations and Project Manager for Pet Valu, 2017 – 2021	
		Responsible for efficient development of new and revised operational processes and major project initiatives impacting 700 retail stores in the US and Canada.	
		Client Services Manager for BAYADA Home Health Care, 2021 – 2022	
		Responsible for the daily coordination and ongoing management of client care and scheduling for an active census of 200 clients and 60 field staff while identifying areas for process improvement and service enhancement by implementing new process flows to increase the scope of service.	

Helen Albini	Controller	Controller of Priv, Inc., 2022 – Present Responsible for all finance, accounting and budgeting functions, including AR, AP, monthly reporting, payroll, benefits. Controller of Ekos, 2017 – 2022 Responsible for all finance, accounting and budgeting functions for a leading business management technology platform powering craft beverage businesses.	Queens University of Charlotte, B.B.A, Accounting, 2004
Sean Hackney	Director of Software Engineering	Director of Software Engineering of Priv, Inc., 2023 – Present Responsible for supporting and maintaining all technology assets, developing new features, improving overall security and infrastructure of the tech stack, and managing offshore technological team. Senior Director of Engineering of Global Enterprise, 2012 – 2023 Chief strategist and technical leader for Enterprise Resource Planning and Implementation, leading the entire technology team for an international IT services and consulting firm.	West Virginia University, B.S., Computer Science, 2001
Jasmine Naziri	Director of Marketing	Director of Marketing of Priv, Inc., 2023 – Present Responsible for all marketing duties, including developing and executing marketing campaigns and CRM, creating and managing content, managing a digital and social media team, cultivating brand partnerships, executing event activations, and pursuing business development opportunities. Vice President of Marketing at Altwork, 2022 – 2023 Responsibilities included spearheading and managing all departments for an aerospace engineered workstation company within marketing, Digital, PR, Commerce, Content Creation, Events, Social Media, and Graphic Design, developing multichannel marketing campaigns, launching new marketing platforms and technologies,	Florida International University – College of Business, MBA, 2017 Concordia University Irvine, B.A., Mass Communication Studies and English Literature, 2013

		and managing relationships with influencers and celebrities. Senior Director of Marketing at Impressions Vanity, 2019 – 2022 Responsibilities included spearheading and managing all departments for a beauty furniture brand within marketing, Digital, PR, Commerce, Content Creation, Events, Social Media, and Graphic Design, developing multichannel marketing campaigns, launching new marketing platforms and technologies, and managing relationships with influencers and celebrities.	

Biographical Information

Charles R. ("Rebby") Gregg, Jr.: Charles, known as Rebby, is the CEO and Director of the Company. Rebby has over 25 years of experience as an entrepreneur and venture capitalist starting, managing and building early-stage companies. Prior to the merger with the Company, Rebby was the CEO, Managing Member, and founding investor of beGlammed, LLC (predecessor to the Company), also a provider of on-demand beauty services. Previously, Rebby was a Partner at Bear Ventures, including CFO, COO, and General Counsel positions at various portfolio companies, including ducduc and The New Traditionalists. He also practiced law at King & Spalding and Andrews & Kurth, specializing in M&A, securities, and general corporate matters.

Joseph Terzi: Joseph is the Co-Founder and Director of the Company. Joseph is a business operations and finance executive whose journey from real estate investment to entrepreneurship has fueled success across product innovation and brand amplification. He has 20 years of experience championing business development, marketing, technology, and digital strategy in the personal care, import manufacturing, and software app creation industries. Along with a strong technical background in mobile and web development, Joseph has also shaped the tech stack of the Company from its infancy through maturation. He was Co-CEO of Priv, Inc. from 2019 – 2023, and CEO of the predecessor to Priv, Inc. from 2014 to 2019.

David R. Kiger: David is a Director of the Company. He is the Founder and former CEO of Worldwide Express, the largest global logistics company of its kind with over 2,000 employees and $5 billion in annual revenue.

Jody Nicholas: Jody is a Director of the Company. He is the President and Co-Founder of Clinical Health Technologies, a global product development company bringing innovative next generation cosmetic, beauty and pharmaceutical products to market. Jody is also part of the executive leadership team at Studex Corporation, the world's largest ear-piercing manufacturer with offices in over 40 countries. Prior to these positions, Jody held senior leadership roles in strategic management, business development, sales, and marketing at the likes of Bridgepoint Education, Ashford University, and The Nielsen Company.

Mallory DeMario: Mallory is the V.P. of Operations and Client Services for the Company. She is a results-focused professional with a demonstrated track record of supporting critical business objectives through strategic planning and practical execution. Mallory is skilled in developing long-term operational strategies and workflows to maximize productivity and performance. In prior roles as Corporate Operations and Project Manager at Pet Valu and Client Services Manager at BAYADA Home Health, Mallory elevated field feedback to plan strategic technological and client experience enhancements leading to the successful implementation of Oracle POS, Reflexis Task Management, Workday, and Omni Channel to include all operational process flows, SOPs, and field training.

Helen Albini: Helen is the Financial Controller for the Company. She has over 20 years of experience in accounting, cash flow and financial analysis with an emphasis on early-to-mid stage start-ups. Helen also has experience in HR, benefits and payroll administration. She is responsible for all aspects of the recording and reporting of accounting related data, cash flow projections, sales tax, corporate and contractor payroll, and benefit administration. Before joining the Company, Helen was the accounting manager and HR administrator, and then Controller, for Ekos Software, Inc. where she assisted the company in moving from start-up through Series A Funding.

<u>Sean Hackney</u>: Sean is the Director of Software Engineering for the Company. He is a highly accomplished technology executive with a 20-year tenure in enterprise automation technology, with a focus on AI and product lifecycle management. Sean brings to the Company his expertise in MLOps, business intelligence, and product strategy. His leadership has been proven as the CTO of an AI-driven DEI-focused hiring technology startup, Divercity Inc., that was 1 of only 12 companies accepted into TechStars Workforce Development Program in 2021, and in managing an international team of Data Scientists at INSTAR Lab, a National Research Institute. Sean's strategic planning and AI technology direction, honed during his time as Senior Director of Engineering at Global Enterprise and as an Adjunct Professor of Computer Science & Creative Storytelling, HCI at University of California Santa Barbara from 2005-2009, make him an invaluable asset to the Company.

<u>Jasmine Naziri</u>: Jasmine is the Director of Marketing for the Company. She has over 15 years of experience within Marketing, primarily in the technology and beauty space. Prior to joining the Company, Jasmine was Vice President of Marketing at aerospace engineered workstation company, Altwork. Previously, Jasmine was Senior Director of Marketing at beauty furniture brand, Impressions Vanity, where she managed a team of 40+ team members overseeing all marketing and branding departments. Jasmine also has entrepreneurial experience starting her own beauty and athleisure companies promoting inclusivity.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 9 employees. The Company also utilizes independent contractors and advisors.


CO-ISSUER


Priv CF SPV, LLC is the Co-Issuer (the "**Co-Issuer**") and is located at 8300 Douglas Ave., Suite 800, Dallas, TX 75225, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2023. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under the previously completed Regulation CF Offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer will achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Co-Issuer.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended Certificate of Incorporation and to the applicable provisions of Delaware law.

On August 24, 2023, the Company's board of directors and shareholders effected a 1 for 310 forward stock split on all outstanding shares of capital stock and the Company filed an Amendment to its Certificate of Incorporation to increase it authorized capital stock and to eliminate previously authorized preferred stock. As a result, the total number of shares that the Company is authorized to issue is 7,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which (i) 5,000,000 shares of Common Stock are designated as Class A Common Stock (the "**Class A Common Stock**"), and (ii) 2,000,000 shares of Common Stock are designated as Class B Common Stock (the "**Class B Common Stock**"). The Class B Common Stock are non-voting. Additionally, the Company has established the 2020 Stock Option Plan for which 560,000 shares of Class B Common Stock (after adjustment for the forward stock split) are reserved and authorized for issuance thereunder.

As of the date of this Form C-AR, 3,801,059 shares of Class A Common Stock are issued and outstanding. There are 23,341 Class B Common Stock issued and outstanding. Additionally, the Company has 131,750 options issued and outstanding under the 2020 Stock Plan, certain of which are subject to vesting requirements.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	3,801,059
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock which may dilute the Security.

Type	Class B Common Stock*
Amount Outstanding	23,341
Par Value Per Share	$0.0001
Voting Rights	No Voting Rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock which may dilute the Security.

* The Class B Common Stock issued in the Company's Regulation CF offering were issued by both the Company and the Co-Issuer. The proceeds from the Regulation CF Offering received by the Co-Issuer were invested immediately in the Class B Common Stock issued by the Company. The Co-Issuer is the legal owner of the Class B Common Stock. Investors in the Co-Issuer own membership interests in the Co-Issuer. Pursuant to SEC rules, Investors receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Class B Common Stock
Shares Issuable Upon Exercise	131,750*
Voting Rights	The holders of Options to purchase Class B Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class B Common Stock at a pre-determined price.

*Certain options are subject to vesting requirements.

Type of security	Convertible Promissory Notes
Amount Outstanding	$279,500
Voting Rights	No voting rights until conversion
Anti-Dilution Rights	None
Material Terms	(i) Currently comprised of 13 separate Convertible Promissory Notes; (ii) Maturity Dates are one year from the applicable date of issuance of the Convertible Promissory Note and range from June 6, 2024 to January 26, 2025; (iii) Upon a qualified financing, 200% of the aggregate unpaid principal and interest under the Convertible Notes shall automatically convert into the same class of securities as issued in the qualified financing at a conversion set at (a) the cash price per share for such issued securities, multiplied by (b) .75. (iv) Upon a Change of Control or the Maturity Date, 200% of the aggregate unpaid principal and interest under the Convertible Notes shall automatically convert into shares of Class A Common Stock of the Company at a conversion set at a price per share equal to (a) in the case of a conversion due to the Maturity Date, a $10,000,000 valuation; or (b) in the case of a conversion due to a Change of Control, the lesser of (1) a $10,000,000 valuation or (ii) the amount attributable to a share of Common Stock of the Company in the Change of Control Transaction.
Interest Rate	6%

Voting and Control

The Securities do not have voting rights unless otherwise provided for by the Company. Moreover, each Investor in the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result, the Investors have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer indirectly hold only Class B Common Stock and are completely passive investors.

The Company is a party to a certain Stockholders Agreement with the founding owners of the Company under which the Company and founding Stockholders have agreed to, among other things (i) restrictions on transfer; (ii) right of first refusal on shares held by the founding stockholders; (iii) sale inclusion right; (iv) option to purchase shares held by the founding owners upon certain specified events, such as death, liquidation, divorce or bankruptcy of a founding stockholder; and (v) offer to purchase or sell shares owned by a founding owner.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following material debt outstanding:

Type	Paypal Business Loan
Amount Outstanding	$40,986
Interest Rate and Amortization Schedule	Fixed monthly payments of $2,048
Description of Collateral	Secured
Maturity Date	Until Final Payment is made

Type	Paypal Working Capital Loan
Amount Outstanding	$6,099
Interest Rate and Amortization Schedule	Fixed monthly payments of $1,283
Description of Collateral	Secured
Maturity Date	Until Final Payment is made

Type	SBA EIDL Loan
Amount Outstanding	$528,257
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest, of $2,437 monthly. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	April 16, 2050

Type	American Express Line of Credit
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	Fixed monthly payments of $1,166 $3,000 fee
Description of Collateral	Secured
Maturity Date	April 12, 2026

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$589,500	31	Sales and Marketing, Technology and General Working Capital	Various dates between April 27, 2021 and January 26, 2024	Section 4(a)(2)
Option to Purchase Class B Common Stock	N/A	131,750*	N/A	September 20, 2020 August 1, 2023	Rule 701
Class B Common Stock	$120,206	23,341	Sales and Marketing, Technology and General Working Capital	January 11, 2024	Regulation CF

*Certain of these options remain subject to vesting. Reflects the 1 to 310 forward stock split effected on August 24, 2023.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
beGlammed LLC*	1,550,000 shares of Class A Common Stock	40.78%
Beauty Subsidiary Inc.**	1,550,000 shares of Class A Common Stock	40.78%

*Charles R. Gregg, Jr., the CEO and Director of the Company, and David Kiger, Director of the Company, each own over 20% of this entity. Moreover, Charles R. Gregg, Jr. is the managing member. Additionally, Charles R. Gregg, Jr. owns 317,199 shares of Class A Common Stock and an entity affiliated with David R. Kiger owns 269,212 shares of Class A Common Stock, none of which are included in the above table. If they were included, the ownership percentage would be 56.21%.

Joseph Terzi, Co-Founder and Director of the Company, and a trust for the benefit of his children, own over 20% of this entity but are not the controlling shareholders. Additionally, Joseph Terzi owns 22,763 shares of Class A Common Stock. If they were included, the ownership percentage would be 41.38%.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2024, the Company had an aggregate of approximately $68,980 in cash and cash equivalents, leaving the Company with over 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In January 2024, the Company completed an offering pursuant to Regulation CF and raised $120,206.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) Since the Company's merger, it has been funded by certain officers and directors of the Company on an as-needed basis. As such, over the last 3 years, Charles Rebby Gregg, Jr., the Company's CEO Co-Founder and Director, has entered into various Convertible Promissory Notes with the Company, totaling in the aggregate $285,000, of which as of the date of this Form C-AR, $130,000 of the Convertible Promissory Notes remain outstanding. These outstanding Convertible Promissory Notes each bear interest of 6% and have maturity dates of one year, with maturity dates ranging from June 6, 2024 to January 10, 2025. Additionally, the Convertible Promissory Notes automatically convert upon a qualified equity financing, change of control or upon the maturity date based on defined conversion formulas. Previously issued Convertible Promissory Notes in the amount of $155,000 were converted into Class A Common Stock. See "*Capitalization and Ownership*" for additional information.

(b) Over the last 3 years, an affiliated entity of David R. Kiger, a Director of the Company, has entered into various Convertible Promissory Notes with the Company, totaling in the aggregate $299,500 of which as of the date of this Form C-AR, $149,500 of the Convertible Promissory Notes remain outstanding. These outstanding Convertible Promissory Notes each bear interest of 6% and have maturity dates of one year, with maturity dates ranging from June 6, 2024 to January 26, 2025. Additionally, the Convertible Promissory Notes automatically convert upon a qualified equity financing, change of control or upon the maturity date based on defined conversion formulas. Previously issued Convertible Promissory Notes in the amount of $150,000 were converted into Class A Common Stock. See "*Capitalization and Ownership*" for additional information.

(c) The Company pays certain expenses each year for beGlammed LLC, owned, in part, by Charles R. Gregg, Jr., the CEO, Co-Founder and Director of the Company, and David Kiger, a Director of the Company, and also for Beauty Subsidiary Inc., an entity owned, in part, by Joseph Terzi, a Co-Founder and Director of the Company, and by a trust controlled by Joseph Terzi, for the benefit of his children. These expenses primarily relate to tax preparation and corporate registration fees.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 25, 2024

Priv, Inc.



Priv, Inc.
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash & Cash Equivalents	
1005 Checking - BGPR, Inc. 7630	12,720.95
1006 Enterprise Bank x8021	1.03
1040 Paypal	9,426.58
1045 Hyperwallet	37,181.61
1046 Shopify	0.00
1051 Braintree Clearing	0.00
1054 Stripe Clearing-Priv	183.89
1099 Bill.com Money Out Clearing	0.00
Total 1000 Cash & Cash Equivalents	**$ 59,514.06**
1021 Transfer Wise	144.38
Total Bank Accounts	**$ 59,658.44**
Accounts Receivable	
1105 Accounts Receivable (A/R) - BGPR	29,922.80
Casa Cipriani Services	698.65
Total Accounts Receivable	**$ 30,621.45**
Other Current Assets	
1108 Accounts Receivable (A/R) – beGlammed CAD	0.00
1111 Accrued AR	0.00
1115 ClassPass Receivable	0.00
1116 Credit Card in Process	46,281.91
1200 Inventory Asset	0.00
1205 beGlammed Products	0.00
1215 R+Co Products	0.00
1220 Studex	0.00
Total 1200 Inventory Asset	**$ 0.00**
1300 Prepaid Expenses and Other	
1305 Prepaid Expenses	2,615.86
1310 Prepaid Insurance	0.00
1330 AmExpRG Expenses	0.00
Total 1300 Prepaid Expenses and Other	**$ 2,615.86**
1315 Undeposited Funds	0.00
1324 Braintree Receivable	56,842.75
1325 Loans to/from beGlammed	19,858.29
1327 Loans to Beauty Subsidiary	9,898.10
Uncategorized Asset	0.00

Total Other Current Assets	$	**135,496.91**
Total Current Assets	$	**225,776.80**
Fixed Assets		
1400 Fixed Assets		
1420 Software App		4,439.99
1425 Accumulated Depreciation		-942.99
Total 1400 Fixed Assets	$	**3,497.00**
Total Fixed Assets	$	**3,497.00**
Other Assets		
1430 Goodwill		125,000.00
1435 Trademark Costs		9,495.00
1436 Accumulated Amortization		-64,642.00
1502 Reg CF Set-up Costs		20,576.50
1503 DealMaker Expenses		
1504 DealMaker Crowdfunding Expenses		28,405.93
1505 DealMaker Reach Expenses		67,419.21
Total 1503 DealMaker Expenses	$	**95,825.14**
Total Other Assets	$	**186,254.64**
TOTAL ASSETS	$	**415,528.44**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable (A/P) -BGPR		102,763.04
Total Accounts Payable	$	**102,763.04**
Credit Cards		
2006 Amex 2008		3,778.54
2007 Bank of America 9957		36,269.32
BOFA - 7174(8373)		8,953.85
Total Credit Cards	$	**49,001.71**
Other Current Liabilities		
1328 Merchant Fees Payable		8,067.67
2020 Accrued Expenses		
2010 Accrued Payables to Pros		644.61
2025 Accrued Expenses		5,258.94
2030 Accrued Payroll		27,654.20
2035 Customer Deposits		0.00
Total 2020 Accrued Expenses	$	**33,557.75**
2100 Unearned Revenue - BG		0.00
2105 Unearned Revenue - BGPR		42,000.00
2115 Gift Cards Outstanding - Priv		90,005.04
Total 2100 Unearned Revenue - BG	$	**132,005.04**
2140 Clearbanc Advance		0.00
2151 PayPal Working Capital Advance		11,231.84

2153 New PayPal Business Loan (A00521603)		47,676.23
2200 Sales Tax Payable		0.00
2203 CA Sales Tax Payable		0.00
2210 NY Sales Tax Payable		0.00
2211 NY City Sales Tax Payable		-5,674.65
2230 NJ Sales Tax Payable		112.44
2300 Taxes Payable		
2320 New York Department of Taxation and Finance Payable		0.00
2340 California Department of Tax and Fee Administration Payable		0.00
2350 Nevada Department of Taxation Payable		0.00
Total 2300 Taxes Payable	$	0.00
Total 2200 Sales Tax Payable	-$	5,562.21
2226 SBA Loan (EIDL)		532,486.28
2227 PPP Loan		0.00
Loan from Rebby		0.00
Out Of Scope Agency Payable		0.00
Texas Comptroller Payable		7.15
Total Other Current Liabilities	$	759,469.75
Total Current Liabilities	$	911,234.50
Long-Term Liabilities		
2510 Convertible Notes		325,500.00
2511 Interest Payable - Convertible Notes		7,997.05
Total 2510 Convertible Notes	$	333,497.05
Total Long-Term Liabilities	$	333,497.05
Total Liabilities	$	1,244,731.55
Equity		
3000 Stockholders' Equity		0.00
3005 Common Stock		327,455.52
3006 Rebby Gregg		511,529.32
3007 Abington Investment Holding, L.L.C.		186,588.93
3008 Jody Nicholas		106,016.44
3009 Goran Reil		106,016.44
3011 Alain Schibl		43,466.74
3012 David Kiger		233,236.17
3013 Maile Pacheco		11,264.25
3014 Joseph Terzi		66,790.36
Total 3000 Stockholders' Equity	$	1,592,364.17
3010 Opening Balance Equity		301.96
3020 Retained Earnings		-2,208,697.31
3040 DealMaker Crowdfunding		
3041 DealMaker Investor Funds		55,621.85
3045 DealMaker - 5% Holdback		-2,554.49
Total 3040 DealMaker Crowdfunding	$	53,067.36
Net Income		-266,239.29

Total Equity	-$	829,203.11
TOTAL LIABILITIES AND EQUITY	$	415,528.44


Priv, Inc.
Profit and Loss
January - December 2023


	Total
Income	
4000 Services	0.00
4005 Consumer	4,207,590.96
4010 Corporate Events	600,331.50
4011 Studex Training	13,384.00
4015 Customer Discounts	-88,121.21
4035 Refunds	-67,506.84
4055 Consumer Sales - Paypal Direct	0.00
Total 4000 Services	**$ 4,665,678.41**
4500 Sales of Product Income	
4515 Studex Product Sales	2,597.64
4520 Shipping Income	211.35
Total 4500 Sales of Product Income	**$ 2,808.99**
Uncategorized Income	0.00
Total Income	**$ 4,668,487.40**
Cost of Goods Sold	
5000 Cost of Sales	
5005 Priv Professionals - Consumer	2,694,761.00
5010 Priv Professionals - Corporate	216,912.00
5015 Pros bonuses	149,066.00
5016 Priv Professionals - Studex	10,887.00
5021 E-commerce Products	148.05
5030 Studex	3,470.26
Total 5000 Cost of Sales	**$ 3,075,244.31**
Total Cost of Goods Sold	**$ 3,075,244.31**
Gross Profit	**$ 1,593,243.09**
Expenses	
6100 Payroll & Related	
6105 Salaries - Gross	518,484.28
6109 Commission payout	26,971.70
6110 Employer Taxes	44,940.78
6115 Employee Benefits	417.59
6120 Worker's Comp	1,386.60
6125 Payroll Fees	14,656.68
Total 6100 Payroll & Related	**$ 606,857.63**
6200 Consulting/Contractors	
6205 Consultants	105,155.50
6206 Customer Service Team	80,885.05
6207 IT/Dev Team	8,163.07

Total 6200 Consulting/Contractors	$	**194,203.62**
6300 Professional Services		
6305 Accounting & Payroll Services		6,700.00
6315 Recruiting		59,526.42
Total 6300 Professional Services	$	**66,226.42**
7100 Travel & Entertainment		
7125 Meals & Entertainment		726.34
7135 Parking & Tolls		16.88
Total 7100 Travel & Entertainment	$	**743.22**
7300 Facilities		
7310 Telecommunications		6,415.32
7315 Software Fees & Web Services		118,692.89
7320 Office Expenses		10,083.13
7321 Engagement - Professionals		1,223.48
7325 Taxes, Licenses & Fees		23,931.06
7330 Shipping & Delivery		2,882.34
Total 7300 Facilities	$	**163,228.22**
7500 Marketing & Sales Expenses		
7505 Marketing - Paid		454,611.50
7510 Marketing - Non Digital		1,101.26
Total 7500 Marketing & Sales Expenses	$	**455,712.76**
7700 Engineering/Development/Cloud Computing		
7705 Software App and Web Development		22,619.79
7710 Cloud Computing		18,509.15
Total 7700 Engineering/Development/Cloud Computing	$	**41,128.94**
7800 Other Operating Expenses		
7805 Bad Debts		54,063.93
7810 Bank Charges		3,236.21
7820 Contractor Processing Fees		28,490.57
7825 Credit Card Fees		160,128.33
7826 A/R Collection Fees		87.12
7830 General Insurance		38,528.87
Total 7800 Other Operating Expenses	$	**284,535.03**
Total Expenses	$	**1,812,635.84**
Net Operating Income	-$	**219,392.75**
Other Expenses		
9000 Other Income / Expense		
9020 Interest Expense		48,865.19
9025 Other Income		-2,018.65
Total 9000 Other Income / Expense	$	**46,846.54**
Total Other Expenses	$	**46,846.54**
Net Other Income	-$	**46,846.54**
Net Income	-$	**266,239.29**

Tuesday, Apr 09, 2024 01:24:45 PM GMT-7 - Accrual Basis